

November 14, 2013

Via E-mail
John A. Goodman
Executive Chairman
Goodman Networks Incorporated
6400 International Parkway, Suite 1000
Plano, Texas 75093

  RE: **Goodman Networks Incorporated**
    Amendment No. 3 to Registration Statement on Form S-4
    Filed October 24, 2013
    File No. 333-186684

Dear Mr. Goodman:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

 1. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Financial Statements of Goodman Networks Incorporated

Notes to consolidated financial statements, page F-8

Note 13- Income Taxes, Page F-22

 2. We note your response to comment 6. Please confirm that under IRS protocol you are required to reflect the tax policy change prior to approval. Also confirm your

representation that it was more likely than not that this change would be upheld in the 2012 tax year.

Note 14. Discontinued Operations, page F-35

3. We note your response to comment 7. Please confirm that you used long-lived asset or assets in the operations of your Pacific Northwest region. Also confirm that the agreement with AT&T was the only Turf agreement in the Pacific Northwest region.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Adviser, at (202) 551-3268, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director